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                                                                   EXHIBIT 99.02

THURSDAY JULY 16, 8:58 PM EASTERN TIME

COMPANY PRESS RELEASE
SOURCE: WEST TELESERVICES CORPORATION

MAJOR SHAREHOLDERS PROPOSE TO ACQUIRE REMAINING SHARES OF WEST TELESERVICES CORPORATION

OMAHA, Neb., July 16 /PRNewswire/ -- West TeleServices Corporation announced today that Gary L. West, Mary E. West, and Troy L. Eaden, Chairman of the Board of Directors of the Company, Vice Chairman of the Board of Directors of the Company and Chief Executive Officer and Director of the Company, respectively, proposed to acquire all the shares of the Company's Common Stock not owned by Mr. West, Ms. West or Mr. Eaden for a cash purchase price of $13.50 per share. The proposed acquisition price represents a 11.34% premium over the closing market price on June 30, 1998 (the date before Mr. West, Ms. West and Mr. Eaden informed the Board of their intention) of $12.125.

Mr. West and Ms. West collectively beneficially own approximately 71.8% of the Company's outstanding Common Stock, and Mr. Eaden beneficially owns approximately 13.4% of the Company's outstanding Common Stock.

On July 1, 1998, the Company's Board appointed a special committee to determine the advisability and fairness of the proposal to the Company's other stockholders. The members of the special committee are William E. Fisher and Greg T. Sloma.

The proposal is subject to a number of conditions, including the approval of the Board of Directors and stockholders of the Company and other conditions customary in this type of transaction.